UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2019
Commission file number 1- 33198

_________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2019

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2019	2018
	$	$
Revenues (notes 5 and 8)	336,637	323,199
Voyage expenses	(34,066)	(35,006)
Vessel operating expenses (note 8)	(101,219)	(115,382)
Time-charter hire expenses	(12,453)	(12,727)
Depreciation and amortization	(89,466)	(94,304)
General and administrative (notes 8 and 13)	(16,992)	(17,786)
Write-down of vessels (note 15)	—	(28,496)
Operating income	82,441	19,498

Interest expense (notes 6, 8 and 9)	(52,414)	(41,573)
Interest income	1,070	658
Realized and unrealized (loss) gain on derivative instruments (note 9)	(31,390)	34,450
Equity income	886	13,998
Foreign currency exchange loss (note 9)	(568)	(1,943)
Other expense - net	(354)	(3,270)
(Loss) income before income tax expense	(329)	21,818
Income tax expense (note 10)	(2,269)	(5,758)
Net (loss) income	(2,598)	16,060

Non-controlling interests in net (loss) income	285	(7,859)
Preferred unitholders' interest in net (loss) income (note 12)	8,038	7,370
General Partner’s interest in net (loss) income	(83)	126
Limited partners' interest in net (loss) income	(10,838)	16,423
Limited partners' interest in net (loss) income for basic net income per common unit (note 12)	(10,838)	16,423
Limited partners' interest in net (loss) income per common unit
- basic (note 12)	(0.03)	0.04
- diluted (note 12)	(0.03)	0.03
Weighted-average number of common units outstanding:
- basic	410,342,692	410,101,480
- diluted	410,342,692	475,447,576
Related party transactions (note 8)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2019	2018
	$	$
Net (loss) income	(2,598)	16,060
Other comprehensive income
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments (note 9)	—	3,043
Amounts reclassified from accumulated other comprehensive income
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 9)	(133)	100
To equity income:
Realized (gain) loss on qualifying cash flow hedging instruments	(41)	369
Other comprehensive (loss) income	(174)	3,512
Comprehensive (loss) income	(2,772)	19,572
Non-controlling interests in comprehensive (loss) income	285	(7,859)
Preferred unitholders' interest in comprehensive (loss) income	8,038	7,370
General and limited partners' interest in comprehensive (loss) income	(11,095)	20,061
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2019	2018
	$	$
ASSETS
Current
Cash and cash equivalents	182,791	225,040
Restricted cash (notes 9 and 16)	6,349	8,540
Accounts receivable, including non-trade of $6,929 (December 31, 2018 - $8,183)	122,083	141,903
Vessels held for sale (note 15)	20,027	12,528
Prepaid expenses	30,062	32,199
Due from related parties (note 8c)	39,118	58,885
Other current assets (notes 3b, 5 and 9)	9,506	11,879
Total current assets	409,936	490,974
Vessels and equipment
At cost, less accumulated depreciation of $1,723,860 (December 31, 2018 - $1,634,394)	4,103,831	4,196,909
Advances on newbuilding contracts (note 11e)	140,553	73,713
Investment in equity accounted joint ventures (note 14)	213,047	212,202
Deferred tax asset	8,746	9,168
Due from related parties (note 8c)	954	949
Other assets (notes 2, 3b, 5, 7 and 9)	214,943	198,992
Goodwill	129,145	129,145
Total assets	5,221,155	5,312,052
LIABILITIES AND EQUITY
Current
Accounts payable	10,990	16,423
Accrued liabilities (notes 9, 11 and 13)	108,577	129,896
Deferred revenues	59,325	55,750
Due to related parties (notes 8c and 8e)	167,292	183,795
Current portion of derivative instruments (note 9)	18,245	23,290
Current portion of long-term debt (note 6)	480,484	554,336
Other current liabilities (notes 2, 5 and 7)	10,002	15,062
Total current liabilities	854,915	978,552
Long-term debt (note 6)	2,561,154	2,543,406
Derivative instruments (note 9)	120,103	94,354
Other long-term liabilities (notes 2, 5, 7 and 11)	238,049	236,616
Total liabilities	3,774,221	3,852,928
Commitments and contingencies (notes 6, 9 and 11)
Equity
Limited partners - common units (410.4 million and 410.3 million units issued and outstanding at March 31, 2019 and December 31, 2018, respectively) (notes 12 and 13)	873,126	883,090
Limited partners - preferred units (15.8 million units issued and outstanding at March 31, 2019 and December 31, 2018)	384,274	384,274
General Partner	14,969	15,055
Warrants (note 12)	132,225	132,225
Accumulated other comprehensive income	7,187	7,361
Non-controlling interests	35,153	37,119
Total equity	1,446,934	1,459,124
Total liabilities and total equity	5,221,155	5,312,052
Subsequent events (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2019	2018
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(2,598)	16,060
Adjustments to reconcile net (loss) income to net operating cash flow:
Unrealized loss (gain) on derivative instruments (note 9)	27,243	(57,313)
Equity income	(886)	(13,998)
Depreciation and amortization	89,466	94,304
Write-down of vessels (note 15)	—	28,496
Deferred income tax expense (note 10)	570	4,222
Amortization of in-process revenue contract	(15,062)	(3,142)
Direct financing lease payments received	303	—
Expenditures for dry docking	(3,184)	(4,650)
Other	(3,672)	4,237
Change in non-cash working capital items related to operating activities	6,382	(38,989)
Net operating cash flow	98,562	29,227
FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	40,356	156,520
Scheduled repayments of long-term debt and settlement of related swaps (notes 6 and 9)	(104,441)	(134,846)
Prepayments of long-term debt (note 6)	—	(40,000)
Debt issuance costs	—	(6,264)
Proceeds from issuance of preferred units	—	120,000
Expenses relating to equity offerings	—	(3,997)
Cash distributions paid by the Partnership	(8,038)	(9,506)
Cash distributions paid by subsidiaries to non-controlling interests	(2,251)	—
Other	(614)	(457)
Net financing cash flow	(74,988)	81,450
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(68,014)	(145,801)
Direct financing lease payments received	—	1,282
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	—	25,254
Net investing cash flow	(68,014)	(119,265)
Decrease in cash, cash equivalents and restricted cash	(44,440)	(8,588)
Cash, cash equivalents and restricted cash, beginning of the period	233,580	250,294
Cash, cash equivalents and restricted cash, end of the period	189,140	241,706
Supplemental cash flow disclosure (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $		Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Income $	Non- controlling Interests $	Total Equity $
Balance as at December 31, 2018	410,315	883,090		15,800	384,274	132,225	15,055	7,361	37,119	1,459,124
Net loss	—	(10,838)		—	8,038	—	(83)	—	285	(2,598)
Other comprehensive loss (note 9)	—	—		—	—	—	—	(174)	—	(174)
Distributions declared:
Preferred Units - Series A ($0.4531 per unit)	—	—	—	—	(2,719)	—	—	—	—	(2,719)
Preferred Units - Series B ($0.5313 per unit)	—	—		—	(2,657)	—	—	—	—	(2,657)
Preferred Units - Series E ($0.5547 per unit)	—	—		—	(2,662)	—	—	—	—	(2,662)
Other distributions	—	—		—	—	—	—	—	(2,251)	(2,251)
Equity based compensation and other (note 13)	86	874		—	—	—	(3)	—	—	871
Balance as at March 31, 2019	410,401	873,126		15,800	384,274	132,225	14,969	7,187	35,153	1,446,934

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive (Loss) Income $	Non- controlling Interests $	Total Equity $	Redeemable Non- controlling Interest $
Balance as at December 31, 2017	410,045	1,004,077	11,000	266,925	132,225	15,996	(523)	54,828	1,473,528	(29)
Net income	—	16,423	—	7,370	—	126	—	(7,859)	16,060	—
Other comprehensive income (note 9)	—	—	—	—	—	—	3,512	—	3,512	—
Distributions declared:
Common Units ($0.01 per unit)	—	(4,100)	—	—	—	—	—	—	(4,100)
Preferred Units - Series A ($0.4531 per unit)	—	—	—	(2,719)	—	—	—	—	(2,719)	—
Preferred Units - Series B ($0.5313 per unit)	—	—	—	(2,656)	—	—	—	—	(2,656)	—
Other distributions	—	—	—	—	—	(31)	—	—	(31)	—
Proceeds from equity offerings, net of offering costs	—	—	4,800	116,003	—	—	—	—	116,003
Change in accounting policy	—	41,381	—	—	—	316	—	—	41,697	—
Equity based compensation and other (note 13)	216	1,067	—	—	—	(2)	—	—	1,065	29
Balance as at March 31, 2018	410,261	1,058,848	15,800	384,923	132,225	16,405	2,989	46,969	1,642,359	—
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Partnership). Unless the context otherwise requires, the terms "we," "us," or "our," as used herein, refer to the Partnership.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2018, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on February 28, 2019. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and units. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of- use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 was effective January 1, 2019, with early adoption permitted. FASB issued an additional Accounting Standards Update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership has elected to use this new optional transition approach. The Partnership adopted ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Partnership has not reassessed whether any expired or existing contracts are, or contain leases, has not reassessed lease classification, and has not reassessed initial direct costs for any existing leases. The adoption of ASU 2016-02 has resulted in a change in the accounting method for the lease portion of the daily charter hire for the Partnership's chartered-in vessels accounted for as operating leases with firm periods of greater than one year. As of January 1, 2019, the Partnership had four in-chartered vessels in its fleet, the accounting for three of which vessels was impacted by the adoption of ASU 2016-02 as well as a small number of office leases. Under ASU 2016-02, the Partnership has recognized a right-of-use asset and a lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. The right of use asset and lease liability recognized on January 1, 2019 and March 31, 2019 was $19.4 million and $14.1 million, respectively. As at March 31, 2019, the right of use asset is included in Other assets, and the lease liability in Other current liabilities and Other long-term liabilities, on the Partnership's unaudited consolidated balance sheet. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired. In addition, under ASU 2016-02, direct financing lease payments received have been presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows. Direct financing lease payments received during the three months ended March 31, 2019 were $0.3 million. The Partnership’s FPSO contracts, contracts of affreightment, time charters, and voyage charters include both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customer. The Partnership has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and account for the combined components as an operating lease.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 3 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

ended December 31, 2018. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	189,140	189,140	233,580	233,580
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(135,808)	(135,808)	(107,074)	(107,074)
Cross currency swap agreements	Level 2	—	—	(4,538)	(4,538)
Foreign currency forward contracts	Level 2	(2,924)	(2,924)	(4,650)	(4,650)

Other:
Long-term debt - public (note 6)	Level 1	(1,018,164)	(1,008,597)	(1,027,696)	(977,917)
Long-term debt - non-public (note 6)	Level 2	(2,023,474)	(2,037,201)	(2,070,046)	(2,082,316)
Due to related parties - current (note 8e)	Level 2	(125,000)	(124,072)	(125,000)	(123,025)

b)	Financing Receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	March 31, 2019	December 31, 2018
			$	$
Direct financing leases	Payment activity	Performing	4,490	4,793

4.	Segment Reporting
The Partnership has six reportable segments: FPSO, shuttle tanker, floating storage and off-take (or FSO), Unit for Maintenance and Safety (or UMS), towage and offshore installation vessels (or towage) and conventional tanker.
Effective for the three months ended March 31, 2019, management has changed its primary measure for evaluating segment performance from income from vessel operations to Adjusted EBITDA. Adjusted EBITDA has also been presented for the three months ended March 31, 2018 to maintain comparability of segment performance between the periods reported in these unaudited consolidated financial statements. Adjusted EBITDA is defined as net (loss) income before interest expense (net), income tax expense, and depreciation and amortization as adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes: realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense; realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments; and equity income. Adjusted EBITDA also includes the Partnership's proportionate share of adjusted EBITDA from its equity-accounted joint ventures and excludes the non-controlling interests' proportionate share of adjusted EBITDA from the Partnership's consolidated joint ventures. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenue and expenses of its investments in, its equity-accounted for joint ventures. Consequently, the cash flow generated by the Partnership’s investments in equity accounted joint ventures may not be available for use by the Partnership in the period that such cash flows are generated.
Adjusted EBITDA is a measure that may assist management and investors in comparing the Partnership’s performance on a consistent basis from period to period.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The following tables include results for the Partnership’s reportable segments for the periods presented in these unaudited consolidated financial statements.

Three Months Ended March 31, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations	Total
Revenues	136,560	137,337	34,654	1,622	21,986	4,478	—	336,637
Voyage expenses	—	(21,305)	(205)	(15)	(10,613)	(1,928)	—	(34,066)
Vessel operating (expenses) recoveries	(53,926)	(32,007)	(10,131)	1,003	(6,158)	—	—	(101,219)
Time-charter hire expenses	—	(8,790)	—	—	—	(3,663)	—	(12,453)
General and administrative(1)	(9,010)	(4,644)	(859)	(1,294)	(1,095)	(90)	—	(16,992)
Realized loss on foreign currency forward contracts	—	—	—	—	—	—	(1,175)	(1,175)
Adjusted EBITDA from equity-accounted vessels(3)	20,796	—	—	—	—	—	—	20,796
Adjusted EBITDA attributable to non-controlling interests	—	(3,254)	(124)	—	—	—	—	(3,378)
Adjusted EBITDA	94,420	67,337	23,335	1,316	4,120	(1,203)	(1,175)	188,150

Three Months Ended March 31, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Corporate/Eliminations(2)	Total
Revenues	134,238	143,856	33,397	—	7,611	5,017	(920)	323,199
Voyage expenses	—	(26,887)	(163)	(31)	(4,796)	(3,311)	182	(35,006)
Vessel operating expenses	(55,679)	(40,023)	(10,815)	(1,512)	(7,469)	—	116	(115,382)
Time-charter hire expenses	—	(8,602)	—	—	—	(4,125)	—	(12,727)
General and administrative(1)	(9,191)	(5,906)	(744)	(1,118)	(737)	(90)	—	(17,786)
Realized gain on foreign currency forward contracts	—	—	—	—	—	—	620	620
Adjusted EBITDA from equity-accounted vessels(3)	21,929	—	—	—	—	—	—	21,929
Adjusted EBITDA attributable to non-controlling interests	—	(4,190)	(210)	—	—	—	—	(4,400)
Adjusted EBITDA	91,297	58,248	21,465	(2,661)	(5,391)	(2,509)	(2)	160,447

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	Includes revenues and expenses earned and incurred between segments of the Partnership during the three months ended March 31, 2018.

(3)	Adjusted EBITDA from equity-accounted vessels represents the Partnership's proportionate share of adjusted EBITDA (as defined above) from its equity-accounted joint ventures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The following table includes reconciliations of Adjusted EBITDA to net (loss) income for the periods presented in these consolidated financial statements.

	Three months ended March 31,
	2019	2018
	$	$
Adjusted EBITDA	188,150	160,447
Depreciation and amortization(1)	(89,466)	(94,304)
Write-down of vessels	—	(28,496)
Interest expense	(52,414)	(41,573)
Interest income	1,070	658
Realized and unrealized (loss) gain on derivative instruments(2)	(30,215)	33,830
Foreign currency exchange loss	(568)	(1,943)
Other expense - net	(354)	(3,270)
Expenses and gains (losses) relating to equity accounted investments(3)	(19,910)	(7,931)
Adjusted EBITDA attributable to non-controlling interests	3,378	4,400
(Loss) income before income tax expense	(329)	21,818
Income tax expense	(2,269)	(5,758)
Net (loss) income	(2,598)	16,060

(1)
Depreciation and amortization by segment for the three months ended March 31, 2019 is as follows: FPSO $36.8 million, Shuttle Tanker $35.5 million, FSO $10.3 million, UMS $1.7 million and Towage $5.2 million (three months ended March 31, 2018 - FPSO $34.8 million, Shuttle Tanker $41.4 million, FSO $11.6 million, UMS $1.7 million and Towage $4.9 million).

(2)	Excludes the realized (loss) gain on foreign currency forward contracts.

(3)
Includes depreciation and amortization, interest expense, interest income, realized and unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and income tax expense relating to equity accounted investments. The sum of (a) Adjusted EBITDA from equity-accounted vessels as presented in the tables above as part of the results for the Partnership’s reportable segments and (b) expenses and gains (losses) relating to equity accounted investments from this table equals the amount of equity income included on the Partnership's consolidated statements of (loss) income.

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2019	December 31, 2018
	$	$
FPSO segment	2,236,113	2,279,277
Shuttle tanker segment	1,706,296	1,684,887
FSO segment	450,177	463,647
UMS segment	218,950	220,509
Towage segment	409,809	419,000
Conventional tanker segment	2,363	4,259
Unallocated:
Cash and cash equivalents and restricted cash	189,140	233,580
Other assets	8,307	6,893
Consolidated total assets	5,221,155	5,312,052
5.Revenue

The Partnership’s primary source of revenues is chartering its vessels and offshore units to its customers. The Partnership utilizes five primary forms of contracts, consisting of FPSO contracts, contracts of affreightment (or CoAs), time-charter contracts, bareboat charter contracts and voyage charter contracts. During the three months ended March 31, 2019, the Partnership also generated revenues from the operation of volatile organic compounds (or VOC) systems on eight of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers (three months ended March 31, 2018 - VOC systems on 11 of the Partnership’s shuttle tankers, and the management of three FPSO units, one FSO unit and two shuttle tankers) on behalf of related parties who are the disponent owners or charterers of these assets. For a description of these contracts, see Item 18 - Financial Statements: Note 5 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2018.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

The following tables contain the Partnership’s revenue for the three months ended March 31, 2019 and 2018, by contract type and by segment:

Three Months Ended March 31, 2019	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
FPSO contracts	122,639	—	—	—	—	—	—	122,639
Contracts of affreightment	—	47,785	—	—	—	—	—	47,785
Time charters	—	72,866	30,024	—	—	—	—	102,890
Bareboat charters	—	8,843	3,915	—	—	—	—	12,758
Voyage charters	—	6,230	—	—	21,986	4,478	—	32,694
Management fees and other	13,921	1,613	715	1,622	—	—	—	17,871
	136,560	137,337	34,654	1,622	21,986	4,478	—	336,637

Three Months Ended March 31, 2018	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(1)	Total
FPSO contracts	113,451	—	—	—	—	—	—	113,451
Contracts of affreightment	—	45,176	—	—	—	—	—	45,176
Time charters	—	76,134	27,903	—	—	—	—	104,037
Bareboat charters	—	12,731	4,663	—	—	—	—	17,394
Voyage charters	—	5,762	—	—	7,611	5,017	(920)	17,470
Management fees and other	20,787	4,053	831	—	—	—	—	25,671
	134,238	143,856	33,397	—	7,611	5,017	(920)	323,199

The following table contains the Partnership’s revenue by lease and non-lease contracts for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
	$	$
Lease revenue
Lease revenue from lease payments of direct financing and sales type leases	122	468
Lease revenue from lease payments of operating leases	292,010	275,896
Variable lease payments - cost reimbursements(1)	2,618	10,187
Variable lease payments - operating performance(2)	2,030	619
	296,780	287,170
Non-lease revenue
Non-lease revenue - related to sales type or direct financing leases	—	2,747
Voyage charters - towage	21,986	7,611
Management fees and other	17,871	25,671
	39,857	36,029
Total	336,637	323,199

(1)	Reimbursements for vessel operating expenditures received from the Partnership’s customers relating to such costs incurred by the Partnership to operate the vessel for the customer.

(2)	Compensation from production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Contract Assets and Liabilities

Certain customer contracts that the Partnership enters into will result in situations where the customer will pay consideration for performance to be provided in the following month or months. These receipts are a contract liability and are presented as deferred revenue until performance is provided. In other cases, the Partnership will provide performance in the month or months prior to it being entitled to invoice for such performance. This results in such receipts being reflected as a contract asset that is presented within other current assets. In addition to these short-term timing differences between the timing of revenue recognition and when the entity’s right to consideration in exchange for goods or services is unconditional, the Partnership has long-term charter arrangements whereby it has received payments that are larger in the early periods of the arrangements and long-term charter arrangements whereby it will receive payments that are larger in the latter periods of the arrangements. The following table presents the contract assets and contract liabilities on the Partnership's consolidated balance sheets associated with these long-term charter arrangements from contracts with customers:

	March 31, 2019	December 31, 2018
	$	$
Contract assets
Current	6,833	7,926
Non-current	66,924	62,295
	73,757	70,221

Contract liabilities
Current	59,325	55,750
Non-current	139,748	145,852
	199,073	201,602

During the three months ended March 31, 2019, the Partnership recognized revenue of $9.5 million, which was included in the contract liability on December 31, 2018.
6. Long-Term Debt

	March 31, 2019	December 31, 2018
	$	$
U.S. Dollar Revolving Credit Facilities due through 2022	485,313	523,125
U.S. Dollar Term Loans due through 2030	1,379,412	1,388,107
U.S. Dollar Term Loan due through 2021	51,782	55,018
U.S. Dollar Bonds due through 2023	1,024,816	1,024,816
U.S. Dollar Non-Public Bonds due through 2024	141,158	141,158
Norwegian Krone Bonds due through 2019	—	9,953
Total principal	3,082,481	3,142,177
Less debt issuance costs and other	(40,843)	(44,435)
Total debt	3,041,638	3,097,742
Less current portion	(480,484)	(554,336)
Long-term portion	2,561,154	2,543,406

As at March 31, 2019, the Partnership had two revolving credit facilities (December 31, 2018 - two), which, as at such date, provided for total borrowings of up to $485.3 million (December 31, 2018 - $523.1 million), and were fully drawn (December 31, 2018 - fully drawn). The total amount available under the revolving credit facilities reduces by $110.3 million (remainder of 2019), $100.0 million (2020), $100.0 million (2021), and $175.0 million (2022). One revolving credit facility is guaranteed by the Partnership for all outstanding amounts and contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. The other revolving credit facility is guaranteed by subsidiaries of the Partnership, and contains covenants that require Teekay Shuttle Tankers L.L.C. (a wholly-owned subsidiary of the Partnership which was formed during 2017 to hold the Partnership’s shuttle tanker fleet) to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $35.0 million and 5.0% of Teekay Shuttle Tankers L.L.C.'s total consolidated debt, a minimum ratio of 12 months' historical EBITDA relative to total interest expense and installments of 1.20 times and a net debt to total capitalization ratio no greater than

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

75.0%. The revolving credit facilities are collateralized by first-priority mortgages granted on 19 of the Partnership’s vessels, together with other related security.
As at March 31, 2019, the Partnership had term loans outstanding secured by three shuttle tankers, two FSO units, two FPSO units, ten towage and offshore installation vessels, four shuttle tanker newbuildings, and the Arendal Spirit UMS, which totaled $1.4 billion in the aggregate (December 31, 2018 - secured by three shuttle tankers, two FSO units, three FPSO units, ten towage and offshore installation vessels, four shuttle tanker newbuildings, and the Arendal Spirit UMS, which totaled $1.4 billion). The term loans reduce over time with quarterly or semi-annual payments and have varying maturities through 2030. As at March 31, 2019, the Partnership or a subsidiary of the Partnership had guaranteed all of these term loans.

As at March 31, 2019, two of the Partnership’s 50%-owned subsidiaries had one outstanding term loan (December 31, 2018 - one), which totaled $51.8 million (December 31, 2018 - $55.0 million). The term loan reduces over time with quarterly payments and matures in 2021. The term loan is collateralized by first-priority mortgages on the two shuttle tankers to which the loan relates, together with other related security. As at March 31, 2019, a subsidiary of the Partnership guaranteed $25.9 million of the term loan, which represents its 50% share of the outstanding term loan, and the other owner had guaranteed the remaining $25.9 million of the term loan.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $76.8 million of one tranche of the term loan for the newbuilding towage and offshore installation vessels, which is fixed at 2.93%. At March 31, 2019, the margins for floating-rate facilities and loans ranged between 0.90% and 4.30% (December 31, 2018 - 0.90% and 4.30%). The weighted-average interest rate on the Partnership’s U.S. Dollar variable rate long-term debt as at March 31, 2019 was 5.0% (December 31, 2018 - 5.1%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9) or fixed rate facilities.

In July 2018, the Partnership issued, in a U.S. private placement, $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate of 8.50%. The bonds contain certain incurrence-based covenants. As at March 31, 2019, the carrying amount of the bonds was $700.0 million. Brookfield Business Partners L.P. and its institutional investors (or Brookfield) purchased $500.0 million of these bonds and as at March 31, 2019 held $475.0 million of these bonds (December 31, 2018 - $475.0 million) (see note 8f).

In August 2017, the Partnership's wholly-owned subsidiary Teekay Shuttle Tankers L.L.C. issued $250.0 million in senior unsecured bonds in the Norwegian bond market that mature in August 2022. These bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are fixed at a rate of 7.125%. As at March 31, 2019, the carrying amount of the bonds was $250.0 million (December 31, 2018 - $250.0 million).

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%. In July 2018, the Partnership completed a tender offer for these bonds, in which an aggregate principal amount of $225.2 million was repurchased by the Partnership for an aggregate purchase price of $230.8 million. As at March 31, 2019, the carrying amount of the bonds was $74.8 million (December 31, 2018 - $74.8 million).

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in July 2024 in a U.S. private placement. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at March 31, 2019, the carrying amount of the bonds was $17.2 million (December 31, 2018 - $17.2 million).

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior bonds that mature in January 2024 to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security, and are guaranteed by subsidiaries of the Partnership. The Partnership makes semi-annual repayments on the bonds and as at March 31, 2019, the carrying amount of the bonds was $123.9 million (December 31, 2018 - $123.9 million).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2019 are $410.0 million (remainder of 2019), $381.7 million (2020), $332.3 million (2021), $620.8 million (2022), $975.0 million (2023), and $362.7 million (thereafter).

Certain of the Partnership’s revolving credit facilities, term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if the Partnership is in default or does not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has one revolving credit facility and seven term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 125%. Such requirement is assessed either on a semi-annual or annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Partnership to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Partnership's option. As at March 31, 2019, these hull covenant ratios were estimated to range from 123% to 471% and the Partnership was in compliance with the minimum ratios required. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by the Partnership based on second-hand sale and

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

purchase market data. Changes in the shuttle tanker, towage and offshore installation, UMS, or FPSO unit markets could negatively affect these ratios.
Please read Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Cash Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at March 31, 2019, the Partnership was in compliance with all covenants related to the credit facilities and consolidated long-term debt.
7. Lease Obligations

The Partnership charters in vessels from other vessel owners on time-charter contracts, whereby the vessel owner will provide use of the vessel to the Partnership as well as operate the vessel for the Partnership. A time-charter contract is typically for a fixed period of time, although in certain cases the Partnership may have the option to extend the charter. The Partnership will typically pay the owner a daily hire rate that is fixed over the duration of the charter. The Partnership is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
The Partnership has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Partnership has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Partnership estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Partnership calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Partnership’s incremental borrowing rate, which is based on the fixed interest rate the Partnership could obtain when entering into a secured loan facility of similar term.
With respect to time-charter-in contracts with an original term of more than one year, for the three months ended March 31, 2019, the Partnership incurred $8.2 million of time-charter hire expense related to these time-charter-in contracts, of which $4.9 million was allocable to the lease component and $3.3 million was allocable to the non-lease component. The $4.9 million allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the three months ended March 31, 2019. As at March 31, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in contracts was 0.5 years and 5.7%, respectively.

The Partnership has elected to recognize the lease payments of short-term leases in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For the three months ended March 31, 2019, the Partnership incurred $4.2 million of time-charter hire expense related to time-charter contracts classified as short-term leases.

A maturity analysis of the Partnership’s operating lease liabilities from time-charter-in contracts (excluding short-term leases) as at March 31, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
As at March 31, 2019	$	$	$
Payments:
April to December 2019	5,006	3,782	8,788
Total payments	5,006	3,782	8,788
Less imputed interest	(78)
Carrying value of operating lease liabilities	4,928

As at March 31, 2019, minimum commitments to be incurred by the Partnership under short-term time-charter contracts, were approximately $12.9 million (remainder of 2019) and $2.2 million (2020).
8. Related Party Transactions and Balances

a)
During the three months ended March 31, 2019, two shuttle tankers and three FSO units (March 31, 2018 - three shuttle tankers and three FSO units) of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

b)
The Partnership provides to and receives from Teekay Corporation and its wholly-owned subsidiaries certain commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses its general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Brookfield and Teekay Corporation own 51% and 49%, respectively, of the general partner ownership interests. The Partnership's related party transactions recognized in the consolidated statements of (loss) income were as follows for the periods indicated:

	Three Months Ended March 31,
	2019	2018
	$	$
Revenues (1)	27,869	29,717
Vessel operating expenses (2)	(1,714)	(1,586)
General and administrative (3)	(3,386)	(4,912)
Interest expense (4)(5)(6)	(12,465)	(5,918)

(1)
Includes revenue from time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and the general partner for costs incurred on the Partnership’s behalf.

(4)
Includes interest expense of $10.1 million for the three months ended March 31, 2019 (three months ended March 31, 2018 - nil), incurred on the portion of five-year senior unsecured bonds held by Brookfield (see note 8f).

(5)
Includes interest expense of $2.4 million for the three months ended March 31, 2019 (three months ended March 31, 2018 - nil), incurred on the unsecured revolving credit facility provided by Brookfield and Teekay Corporation, which the Partnership entered into on March 31, 2018 (see note 8e).

(6)	Includes interest expense of $4.9 million and accretion expense of $1.0 million for the three months ended March 31, 2018, incurred on the Brookfield Promissory Note (see note 8d).

c)
At March 31, 2019, the carrying value of amounts due from related parties totaled $40.1 million (December 31, 2018 - $59.8 million) and the carrying value of amounts due to related parties totaled $167.3 million (December 31, 2018 - $183.8 million). Amounts due to and from related parties, other than the unsecured revolving credit facility provided by Brookfield and Teekay Corporation, and one other term loan provided to a subsidiary of Teekay Corporation are non-interest bearing and unsecured, and all due to and from balances classified as current are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)
On September 25, 2017, Brookfield acquired a $200.0 million promissory note from a subsidiary of Teekay Corporation. This promissory note was initially issued in 2016 by the Partnership to Teekay Corporation and was amended and restated in September 2017 when it was sold by Teekay Corporation to Brookfield (as so amended and restated, the Brookfield Promissory Note). The Brookfield Promissory Note bore interest at an annual rate of 10.00% on the outstanding principal balance, which was payable quarterly. On July 2, 2018, the Partnership repurchased the Brookfield Promissory Note (see note 8f). During the three months ended March 31, 2018, the Partnership incurred $4.9 million of interest expense under the terms of the Brookfield Promissory Note.

e)
On March 31, 2018, the Partnership entered into a credit agreement for an unsecured revolving credit facility provided by Brookfield and Teekay Corporation, which provides for borrowings of up to $125.0 million ($100.0 million by Brookfield and $25.0 million by Teekay Corporation) and as at March 31, 2019 was fully drawn (December 31, 2018 - fully drawn). The revolving credit facility matures on October 1, 2019. The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019. Any outstanding principal balances are due on the maturity date. The revolving credit facility contains covenants that require the Partnership to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. As at March 31, 2019, the Partnership was in compliance with these covenants.

f)
On July 2, 2018, the Partnership issued, in a U.S. private placement, a total of $700.0 million of five-year senior unsecured bonds that mature in July 2023. The interest payments on the bonds are fixed at a rate 8.50% (see note 6). Brookfield purchased $500.0 million of these bonds, which included an exchange of the Brookfield Promissory Note at its par value of $200.0 million and additionally, the Partnership paid an associated $12.0 million early termination fee to Brookfield. As at March 31, 2019, Brookfield held $475.0 million of these bonds (December 31, 2018 - $475.0 million), which is included in long-term debt on the Partnership's consolidated balance sheets.

g)
During 2017 and 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax Dynamic Positioning 2 (or DP2) and two Aframax DP2 shuttle tanker newbuildings, which are expected to deliver in late-2019 through 2021 (see note 11e). The Partnership has received project management and engineering services from certain subsidiaries of Teekay Corporation relating to the construction of these shuttle tankers. These costs are capitalized and included as part of advances on newbuilding construction contracts and are reclassified to vessels and equipment upon delivery of the vessels. Cumulative project management and engineering costs paid to Teekay Corporation subsidiaries were $1.6 million as at March 31, 2019 (December 31, 2018 - $1.1 million).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

9. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the three months ended March 31, 2019 and 2018 as cash flow hedges.

As at March 31, 2019, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars)	Average Forward Rate (1)	Expected Maturity
				2019	2020
				(in thousands of U.S. Dollars)
Norwegian Krone	368,885	(2,605)	8.09	40,056	5,567
Euro	9,000	(319)	0.85	10,530	—
		(2,924)		50,586	5,567
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. During the three months ended March 31, 2018, certain of these interest rate swaps were designated in qualifying hedging relationships and hedge accounting was applied in the consolidated financial statements or within the Partnership's equity-accounted for investments. During 2018, the Partnership de-designated, for accounting purposes, certain interest rate swaps and as at March 31, 2019, has not designated, for accounting purposes, any of its interest rate swaps as hedges of variable rate debt. Certain of the Partnership's interest rate swaps are secured by vessels.
As at March 31, 2019, the Partnership and its consolidated subsidiaries were committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	700,000	(104,420)	6.2	4.1%
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	756,288	(31,388)	3.3	3.2%
		1,456,288	(135,808)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2019, ranged between 0.90% and 4.30%.

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.

For the periods indicated, the following tables present the effective and ineffective portion of the gain (loss) on interest rate swap agreements designated and qualifying as cash flow hedges. The following tables exclude any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

Three Months Ended March 31, 2019				Three Months Ended March 31, 2018
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
—	133	—	Interest expense	1,881	(100)	—	Interest expense
—	133	—		1,881	(100)	—

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

As at March 31, 2019, the Partnership had multiple interest rate swaps and foreign currency forward contracts governed by certain master agreements. Each of the master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2019, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $104.4 million (December 31, 2018 - an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $91.1 million). As at December 31, 2018, the Partnership had $1.2 million on deposit with the relevant counterparties as security for cross currency swap liabilities under certain master agreements. As at March 31, 2019 this balance was nil. The deposit is presented in restricted cash on the consolidated balance sheet as at December 31, 2018.
Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at March 31, 2019
Foreign currency contracts	—	—	—	(2,924)	—
Interest rate swaps	685	321	(1,390)	(15,321)	(120,103)
	685	321	(1,390)	(18,245)	(120,103)

As at December 31, 2018
Foreign currency contracts	—	—	—	(4,225)	(425)
Cross currency swaps	—	—	(96)	(4,442)	—
Interest rate swaps	1,028	2,075	(1,625)	(14,623)	(93,929)
	1,028	2,075	(1,721)	(23,290)	(94,354)

Total realized and unrealized (loss) gain of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the consolidated statements of (loss) income for the three months ended March 31, 2019 and 2018 as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Realized (loss) gain on derivative instruments
Interest rate swaps	(2,972)	(17,143)
Foreign currency forward contracts	(1,175)	618
	(4,147)	(16,525)
Unrealized (loss) gain on derivative instruments
Interest rate swaps	(28,970)	49,300
Foreign currency forward contracts	1,727	1,675
	(27,243)	50,975
Total realized and unrealized (loss) gain on derivative instruments	(31,390)	34,450

In January 2019, the Partnership settled its outstanding cross currency swaps, in connection with the repayment of certain NOK-denominated bonds, and incurred a realized loss during the three months ended March 31, 2019. Realized and unrealized gain of cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of (loss) income for the three months ended March 31, 2019 and 2018 as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended March 31,
	2019	2018
	$	$
Realized loss	(4,177)	(1,293)
Unrealized gain	4,442	6,338
Total realized and unrealized gain on cross currency swaps	265	5,045

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
10.    Income Tax
The components of the provision for income tax are as follows:

	Three Months Ended March 31,
	2019	2018
	$	$
Current	(1,699)	(1,536)
Deferred	(570)	(4,222)
Income tax expense	(2,269)	(5,758)
11.    Commitments and Contingencies

a)
In May 2013, the Partnership entered into an agreement with Equinor ASA (or Equinor), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. A new FSO unit was converted from the Randgrid shuttle tanker to service the contract with Equinor and commenced operations in late-2017. In November 2017, the Partnership received a statement of claim from Sembcorp Marine Ltd. (or Sembcorp), the shipyard which completed the conversion of the FSO unit, relating to disputed variation orders in the amount of approximately $100 million. During 2018, the Partnership filed its defense relating to this claim. As at March 31, 2019, the Partnership has accrued its best estimate for the potential liability related to these disputes to the cost of the FSO conversion. The Partnership estimates that the range of possible losses, in addition to what has already been accrued as of March 31, 2019, is between nil and $14 million.

b)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end UMS. At the time of the transaction, affiliates of Logitel were parties to construction contracts for three UMS newbuildings ordered from the COSCO (Nantong) Shipyard (or COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit UMS, in February 2015.

In June 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, during 2016, the Partnership wrote-off $43.7 million of assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets. An estimate of the potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard installment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. During December 2017, Logitel Offshore Rig II Pte Ltd., the single-purpose subsidiary relating to the Stavanger Spirit, received a notice of arbitration from COSCO to arbitrate all disputes arising from the cancellation of the construction contract of the Stavanger Spirit UMS and during March 2018, COSCO commenced arbitration against Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. claiming $186.2 million plus interest, damages and costs. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single-purpose subsidiary that was a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd., for damages incurred. Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd. are disputing this claim.
The Partnership's estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages faced by it in relation to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single-purpose subsidiary that was a party to the Nantong Spirit newbuilding contract, and subject to the pre-action disclosure proceedings referred to above. During June 2017, Logitel Offshore Rig III LLC, the single-purpose subsidiary relating to the Nantong Spirit, received a claim from COSCO for $51.9 million for the unpaid balance for work completed, cancellation costs and damages, and during the third quarter of 2017, COSCO commenced arbitration against Logitel Offshore Rig III LLC. Logitel Offshore Rig III LLC is disputing this claim.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

As at March 31, 2019, the Partnership's subsidiaries have accrued $43.3 million in the aggregate related to the above claims related to Logitel from COSCO.

c)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57.0 million. The Petrojarl I FPSO unit underwent upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) in the Netherlands prior to being moved to the Aibel AS shipyard (or Aibel) in Norway where its upgrades were completed. The FPSO unit commenced operations in May 2018 under a five-year charter contract with Atlanta Field B.V. and service agreement with Enauta Participações S.A. (formerly Queiroz Galvão Exploração e Produção SA).

During 2017, Damen commenced a formal arbitration with the Petrojarl I L.L.C. (a wholly-owned subsidiary of the Partnership) as to the settlement of shipyard costs. During May 2018, the Partnership received a statement of case from Damen claiming $146.6 million for additional costs allegedly incurred by Damen in respect of the work and interest thereon. The Partnership served its defense to these claims on October 31, 2018 disputing the claims brought by Damen and bringing counterclaims against Damen (including a claim for abatement of the contract price) in excess of $110 million. As of March 31, 2019, the Partnership had not accrued for any potential liability relating to these claims as the Partnership's best estimate is that the arbitration will not result in a net award which would require an amount to be paid to Damen in excess of amounts already paid as at March 31, 2019.

d)
In October 2016, the Partnership received a claim from Royal Dutch Shell Plc (or Shell) for liquidated damages of $23.6 million based on Shell's allegation that the Petrojarl Knarr FPSO unit did not meet the completion milestone on time. In August 2017, Shell served the Partnership with a notice of arbitration. Shell is also claiming that the Partnership's inability to meet the completion milestone within the specified grace period in effect triggered a 20% reduction in the price for which Shell may purchase the Petrojarl Knarr FPSO unit from the Partnership pursuant to a purchase option agreement. In a counterclaim, the Partnership has alleged that the completion milestone was met within the grace period and that Shell caused delays due to certain defaults in Shell’s specifications, as well as other events. The Partnership claims that, due to delays caused by Shell, the Partnership is entitled to the daily lease rate under the contract for the unit commencing prior to when Shell actually started paying such rate and that Shell is not entitled to a reduction in the purchase option price. The duration of the period that the Partnership claims to be entitled to receive additional daily lease payments is in dispute. Uncertainty exists as to the resolution of the various claims. The Partnership has commenced arbitration proceedings with Shell and initial claim and defense submissions have been filed. The Partnership's claims submitted in the arbitration exceed Shell's claim for liquidated damages of $23.6 million, which the Partnership estimates to be the maximum possible losses. As of March 31, 2019, the Partnership had not accrued for any potential liability relating to these claims as the Partnership's best estimate is that the arbitration will not result in awards which would require a net amount to be paid in favor of Shell.

e)
In 2017, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct four Suezmax DP2 shuttle tanker newbuilding vessels, for an aggregate fully built-up cost of $601.8 million. These newbuilding vessels are being constructed based on the Partnership's new Shuttle Spirit design which incorporates technologies intended to increase fuel efficiency and reduce emissions, including liquefied natural gas (or LNG) propulsion technology. Upon expected delivery in late-2019 through 2020, these vessels are to provide shuttle tanker services in the North Sea, with two to operate under the Partnership’s existing master agreement with Equinor, and two to operate directly within the North Sea CoA fleet. As at March 31, 2019, payments made towards these commitments were $139.7 million and the remaining payments required to be made are estimated to be $182.4 million (remainder of 2019) and $279.7 million (2020). In 2018, the Partnership secured a debt facility, which as at March 31, 2019, provided total borrowings of up to $60.5 million for the newbuilding payments and was fully drawn. In April 2019, the Partnership secured a term loan totaling $413.8 million relating to these shuttle tanker newbuilding vessels and expects to repay the 2018 debt facility (see note 17a).

In July 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd., to construct two Aframax DP2 shuttle tanker newbuilding vessels, for an estimated aggregate fully built-up cost of $270.3 million. These newbuilding vessels are also being constructed based on the Partnership's new Shuttle Spirit design. Upon delivery in late-2020 through early-2021, these vessels will join the Partnership's CoA portfolio in the North Sea. As at March 31, 2019, payments made towards these commitments were $12.5 million and the remaining payments required to be made are estimated to be $58.0 million (remainder of 2019), $122.3 million (2020) and $77.5 million (2021). The Partnership expects to secure long-term financing related to these shuttle tanker newbuilding vessels.

f)
Despite generating $98.6 million of cash flows from operating activities during the three months ended March 31, 2019, the Partnership had a working capital deficit of $445.0 million as at March 31, 2019. This working capital deficit primarily relates to the scheduled maturities and repayments of $480.5 million of outstanding debt during the 12 months ending March 31, 2020, which amount was classified as current as at March 31, 2019. The Partnership also anticipates making payments related to commitments to fund vessels under construction during 2019 through 2021 of $719.9 million.

Based on these factors, during the one-year period following the issuance of these consolidated financial statements, the Partnership will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its obligations and commitments and minimum liquidity requirements under its financial covenants. Additional potential sources of financing include refinancing debt facilities, increasing amounts available under existing debt facilities, entering into new debt facilities, including additional long-term debt financing related to two of the shuttle tanker newbuildings ordered, and extensions and redeployments of existing assets.
The Partnership is actively pursuing the funding alternatives described above, which it considers probable of completion based on the Partnership’s history of being able to raise debt and refinance loan facilities for similar types of vessels. The Partnership is in various stages of completion on these matters.
Based on the Partnership’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Partnership’s plans to raise additional liquidity that it considers probable

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

of completion, the Partnership expects that it will have sufficient liquidity to enable the Partnership to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
12. Total Capital and Net (Loss) Income Per Common Unit

At March 31, 2019, a total of 26.8% of the Partnership’s common units outstanding were held by the public. Brookfield held a total of 59.5% of the common units of the Partnership and 51% of the general partner interest. The remaining 13.8% of the common units, as well as 49% of the general partner interest, were held by subsidiaries of Teekay Corporation. At March 31, 2019, all of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (or the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (or the Series B Preferred Units) and Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series E Preferred Units) were held by entities other than Brookfield, Teekay Corporation and their affiliates.

Net (Loss) Income Per Common Unit

	Three Months Ended March 31,
	2019	2018
	$	$
Limited partners' interest in net income	(10,838)	16,423
Limited partners' interest in income for basic net income per common unit	(10,838)	16,423
Weighted average number of common units	410,342,692	410,101,480
Dilutive effect of unit-based compensation and warrants	—	65,346,096
Common units and common unit equivalents	410,342,692	475,447,576

Limited partners' interest in net income per common unit
- basic	(0.03)	0.04
- diluted	(0.03)	0.03

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net (loss) income, after deducting the amount of net (loss) income attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A, B and E Preferred Units by the weighted-average number of common units outstanding during the period. The distributions payable on the preferred units for the three months ended March 31, 2019 and 2018 were $8.0 million and $7.4 million, respectively.

The computation of limited partners’ interest in net (loss) income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of restricted units (see note 13) and warrants. Consequently, the weighted average number of common units outstanding has been increased assuming conversion of the restricted units and exercise of the warrants using the treasury stock method. The computation of limited partners’ interest in net (loss) income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units and warrants if the effect would be anti-dilutive. In periods where a loss is attributable to common unitholders, all restricted units and warrants are anti-dilutive.

For the three months ended March 31, 2019, a total of 72.3 million common unit equivalent warrants and 0.4 million restricted units were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive. For the three months ended March 31, 2018, a total of 6.8 million common unit equivalent warrants and 0.1 million restricted units were excluded from the computation of limited partners’ interest in net income per common unit - diluted, as their effect was anti-dilutive.

The general partner’s and common unitholders’ interests in net (loss) income are calculated as if all net (loss) income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net (loss) income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the general partner’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A, Series B and Series E Preferred Units. Unlike available cash, net (loss) income is affected by non-cash items such as depreciation and amortization, unrealized gain or loss on derivative instruments and unrealized foreign currency translation gain and loss.

The general partner is entitled to incentive distributions based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages which may be used to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018. Cash distributions were below $0.35 per common unit during the three months ended March 31, 2019 and 2018. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net (loss) income for the purposes of the net (loss) income per common unit calculation for the three months ended March 31, 2019 and 2018.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

13. Unit-Based Compensation

During the three months ended March 31, 2019, a total of 561,420 common units, with an aggregate value of $0.7 million, were granted (of which as at March 31, 2019, a majority of these common units were still to be issued) to the non-management directors of the general partner as part of their annual compensation for 2019.
The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of the Partnership and Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2019 and 2018, the Partnership granted restricted unit-based compensation awards with respect to 2,577,626 and 936,589 units, respectively, with aggregate grant date fair values of $3.0 million and $2.4 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is canceled, unless the termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash. As at March 31, 2019 and December 31, 2018, the Partnership had 3,764,261 and 1,456,999 non-vested restricted units outstanding, respectively.
During the three months ended March 31, 2019, restricted unit-based awards with respect to a total of 460,689 common units with a fair value of $1.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 116,282 common units and by paying $0.3 million in cash.
During the three months ended March 31, 2018, restricted unit-based awards with respect to a total of 341,460 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 107,611 common units and by paying $0.4 million in cash.
The Partnership recorded unit-based compensation expense of $0.7 million and $0.9 million, during the three months ended March 31, 2019 and 2018, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.
As of March 31, 2019 and December 31, 2018, liabilities relating to cash settled restricted unit-based compensation awards of $1.3 million and $0.7 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at March 31, 2019, the Partnership had $3.8 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.4 years.
14.    Investment in Equity Accounted Joint Ventures

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture of the Partnership and Ocyan S.A. (or Ocyan) which vessel was converted to a new FPSO unit for the Libra field in Brazil. The FPSO unit commenced operations in late-2017. Included in the joint venture is a ten-year plus construction period loan facility, which as at March 31, 2019 had an outstanding balance of $639.6 million. The interest payments of the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due October 2027. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements, with an aggregate notional amount of $575.6 million as at March 31, 2019, which amortize quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a weighted average fixed rate of 2.51%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.
In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Ocyan, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility, which as at March 31, 2019 had an outstanding balance of $122.4 million. The interest payments of the loan facility are based on LIBOR, plus a margin of 2.45%. The final payment under the loan facility is due October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $109.4 million as at March 31, 2019, which amortize semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated in qualifying cash flow hedging relationships for accounting purposes.
As at March 31, 2019 and December 31, 2018, the Partnership had total investments of $213.0 million and $212.2 million, respectively, in joint ventures.
15. Write-down of vessels
During the three months ended March 31, 2018, the carrying value of the Nordic Spirit and Stena Spirit shuttle tankers were written down to their estimated fair values, using appraised values, due to the redelivery of these vessels from their charterer after completing their bareboat charter contracts in May 2018 and the resulting change in the expectations for the future opportunities for the vessels. The Nordic Spirit was classified as held for sale on the Partnership's consolidated balance sheets as at March 31, 2019 and December 31, 2018. The Partnership's consolidated statement of income for the three months ended March 31, 2018 includes a $28.5 million write-down related to these vessels, of which $14.2 million is included in a 50%-owned subsidiary of the Partnership. The write-down is included in the Partnership's shuttle tanker segment.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

16. Supplemental Cash Flow Information
The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in these consolidated financial statements:

	As at March 31,	As at December 31,	As at March 31,	As at December 31,
	2019	2018	2018	2017
	$	$	$	$
Cash and cash equivalents	182,791	225,040	225,892	221,934
Restricted cash (1)	6,349	8,540	15,814	28,360
	189,140	233,580	241,706	250,294

(1)	Restricted cash as at March 31, 2019 includes funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.
Restricted cash as at December 31, 2018 includes amounts held in escrow as collateral on the Partnership's cross currency swaps, funds for a scheduled loan facility repayment, withholding taxes and office lease prepayments.
Restricted cash as at March 31, 2018 includes funds for certain vessel upgrade costs, withholding taxes and office lease prepayments.
Restricted cash as at December 31, 2017 includes amounts held in escrow as collateral on the Partnership’s cross currency swaps and funds for certain vessel upgrade costs.

17.	Subsequent Events

a)
On April 2, 2019, the Partnership secured a term loan facility totaling $413.8 million related to the first four of its six shuttle tanker newbuilding vessels. The term loan reduces over time with semi-annual payments for each of the four shuttle tanker newbuilding vessels and matures in 2032. Each of the Partnership's subsidiaries that own the four shuttle tanker newbuilding vessels has guaranteed a portion of the term loan relating to the applicable vessel. The Partnership expects to draw on this facility by early-May 2019.

b)
On April 29, 2019, the Partnership secured a revolving credit facility totaling $100.0 million related to three of its FPSO units. The total amount available under the revolving credit facility reduces by $9.2 million (remainder of 2019), $18.3 million (2020), $18.3 million (2021), and $54.2 million (2022). The revolving credit facility is guaranteed by the Partnership for all outstanding amounts and contains covenants that require the Partnership to maintain vessel values to a drawn principal balance ratio of 150% and to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) in an amount equal to the greater of $75.0 million and 5.0% of the Partnership’s total consolidated debt. The Partnership expects to draw on this facility by early-May 2019. The revolving credit facility is collateralized by first-priority mortgages granted on three of the Partnership’s FPSO units.

c)
On April 30, 2019, Teekay Corporation announced an agreement to sell to Brookfield all of its remaining interests in the Partnership, including its 49% general partner interest, 13.8% interest in common units, 17.3 million common unit equivalent warrants and $25 million loan receivable outstanding under an unsecured revolving credit facility, for total proceeds of $100 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2019
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We were formed as a Republic of the Marshall Islands limited partnership in August 2006 by Teekay Corporation (NYSE: TK), a portfolio manager and project developer in the marine midstream market. In September 2017, affiliates of Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (or Brookfield) purchased from an affiliate of Teekay Corporation a 49% interest in our general partner and purchased approximately 60% of our common units and certain warrants to purchase additional common units from us. In July 2018, Brookfield, through an affiliate, exercised its option to acquire an additional 2% interest in our general partner from an affiliate of Teekay Corporation. These transactions were part of a comprehensive solution for us to strengthen our balance sheet and fully fund our existing growth projects. We seek to leverage the expertise, relationships and reputations of Brookfield and Teekay Corporation to pursue long-term growth opportunities.
We currently operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, a unit for maintenance and safety (or UMS) and long-distance towage and offshore installation vessels. As at March 31, 2019, our fleet consisted of 35 shuttle tankers (including six newbuildings which are scheduled for delivery in late-2019 through 2021, two chartered-in vessels and one HiLoad Dynamic Positioning (or HiLoad DP) unit), eight FPSO units, six FSO units, ten long-distance towage and offshore installation vessels, one UMS and one chartered-in conventional oil tanker. Our interests in non-chartered-in vessels range from 50% to 100%.
Our near-to-medium term business strategy is primarily to focus on extending contracts and re-deploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Despite the weakness in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities have increased, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high-quality counterparties.

Although global crude oil and gas prices have experienced moderate recovery since falling from the highs of mid-2014, prices have not returned to those same highs and remain volatile due to global and regional geopolitical, economic and strategic risks and changes. This has affected the energy and capital markets and may also result in our vessels being employed on customer contracts that are cancellable or the failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to focus on extending contracts and the redeployment of our assets that are scheduled to come off charter over the next few years.

Our long-term growth strategy focuses on expanding our fleet of shuttle tankers and FPSO units under medium-to-long term charter contracts. Over the long-term, we intend to continue our practice of primarily acquiring vessels as needed for approved projects only after the medium-to-long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We have entered and may enter into joint ventures and partnerships with companies that may provide increased access to such charter opportunities or may engage in vessel or business acquisitions. We seek to leverage the expertise, relationships and reputation of Brookfield and Teekay Corporation to pursue these growth opportunities in the offshore sectors and may consider other opportunities to which our competitive strengths are well suited. Our operating fleet primarily trades on medium to long-term, stable contracts.

SIGNIFICANT DEVELOPMENTS
Financing Initiatives

In April 2019, we secured a term loan facility totaling $413.8 million related to the first four of our six shuttle tanker newbuilding vessels. The term loan reduces over time with semi-annual payments for each of the four shuttle tanker newbuilding vessels and matures in 2032. Each of our subsidiaries that own the four shuttle tanker newbuilding vessels has guaranteed a portion of the term loan relating to the applicable vessel. We expect to draw on this facility by early-May 2019.

In April 2019, we completed a $100 million refinancing of a revolving credit facility related to the Piranema Spirit, Voyageur Spirit and Petrojarl Varg FPSO units. The revolving credit facility reduces with quarterly repayments and with a final balloon payment of $45 million in 2022. The previous credit facility matured at the same time with a final balloon payment of $35 million. We expect to draw on this facility by early-May 2019.

Board of Directors Changes

In March 2019, Teekay Corporation appointed Mr. William L. Transier as a member of the board of directors, a member of the conflicts committee and chairman of the audit committee of our general partner (or the Board), replacing Mr. John J. Peacock, who was appointed in 2006 and resigned concurrently with Mr. Transier's appointment. Mr. Transier is the chief executive officer of Transier Advisors, LLC, an independent advisory firm.

Sale of Vessels

In April 2019, we delivered the 1998-built Alexita Spirit shuttle tanker to its buyer for total proceeds of approximately $9 million. We expect to record a gain on the sale of the vessel of approximately $1 million during the second quarter of 2019.

In April 2019, we delivered the 2001-built Nordic Spirit shuttle tanker to its buyer for total proceeds of approximately $9 million. We expect to record a gain on the sale of the vessel of approximately $1 million during the second quarter of 2019.

In April 2019, we sold the Pattani Spirit FSO unit to its buyer for total proceeds of approximately $16 million. We expect to record a gain on the sale of the vessel of approximately $11 million during the second quarter of 2019.

Change in Capital

On April 30, 2019, Teekay Corporation announced an agreement to sell to Brookfield all of its remaining interests in us, including its 49% general partner interest, 13.8% interest in common units, 17.3 million common unit equivalent warrants and $25 million loan receivable outstanding under an unsecured revolving credit facility, for total proceeds of $100 million.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2018. In accordance with United States generally accepted accounting principles (or GAAP), we report revenues in our income statements and include voyage expenses among our operating expenses. However, because the amount of voyage expenses we incur for a particular charter depends upon the type of charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance upon time charter equivalent (or TCE) rates, than revenues, the most directly comparable financial measure under GAAP. Accordingly, the discussion of revenues below focuses on net revenues where applicable. We also include in the following discussion the non-GAAP financial measures EBITDA and Adjusted EBITDA. We define these terms and provide reconciliations of these financial measures with the most directly comparable financial measures calculated and presented in accordance with GAAP below in “Non-GAAP Financial Measures.”

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage and offshore installation vessel (or towage) segment and the conventional tanker segment. We discuss certain of our consolidated results and certain results for each of our business segments below.

Consolidated Results of Operations

The following tables present certain of our consolidated operating results for the three months ended March 31, 2019 and 2018:

(in thousands of U.S. Dollars, except percentages and per unit data)	Three Months Ended March 31,
	2019	2018	% Change
GAAP:
Revenues	336,637	323,199	4.2
Operating income	82,441	19,498	322.8
Net (loss) income	(2,598)	16,060	(116.2)
Limited partners' interest:
Net (loss) income	(10,838)	16,423	(166.0)
Net (loss) income per:
Common unit - basic	(0.03)	0.04	(175.0)
Common unit - diluted	(0.03)	0.03	(200.0)

Non-GAAP:
EBITDA (1)	140,481	157,037	(10.5)
Adjusted EBITDA (1)	188,150	160,447	17.3

(1)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. Please refer to "Non-GAAP Financial Measures" below for definitions of these measures and for reconciliations of them with the most directly comparable financial measures calculated and presented in accordance with GAAP.

Three Months Ended March 31, 2019 compared with the Three Months Ended March 31, 2018

Revenues increased by $13 million, or 4.2%, primarily due to higher fleet utilization in the towage segment as a result of increased demand in the offshore market.

Operating income increased by $63 million primarily due to the absence of a $28 million write-down of two shuttle tankers recognized in the first quarter of 2018; a $27 million increase in earnings in our operating segments, particularly in our towage and shuttle tanker segments; and a $5 million decrease in depreciation and amortization due to the sale of vessels during 2018.

Net income decreased by $19 million. The $63 million increase in operating income, a $3 million decrease in other expense and a $3 million decrease in income tax expense were more than offset by a $78 million increase in unrealized losses on our derivative instruments and a $13 million decrease in equity income.

Adjusted EBITDA increased by $28 million, or 17.3%, primarily due to an increase in earnings in all six of the our operating segments, particularly in the towage and shuttle tanker segments of $10 million and $9 million, respectively.
Results by Segment

Certain results of our six business segments are discussed below:

FPSO Segment

As at March 31, 2019, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50% through our joint ventures with Ocyan S.A. The Petrojarl Varg and the Rio das Ostras FPSO units are currently in lay-up. We also provide management services for three FPSO units owned by certain subsidiaries of Teekay Corporation.

FPSO units provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate contracts, some of which also include certain incentive compensation or penalties based on the level of oil production, the price of oil and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit FPSO units operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our units and the offshore oil platforms, which generally reduces oil production. The Petrojarl I FPSO unit operates under a charter rate profile with a lower day rate during the first 18 months of production, which ends in November 2019. During the final three and a half years of the contract, the charter contract will increase to a higher day rate plus an oil price and production tariff. We have accounted for the fixed daily charter rate on a straight-line basis over the duration of the charter contract. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Krone (or NOK), Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses, as significant components of revenues are earned and vessel operating expenses are incurred in these currencies for our FPSO units.

The following table presents certain of the FPSO segment’s operating results for the three months ended March 31, 2019 and 2018:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended March 31,
	2019	2018	% Change
Revenues	136,560	134,238	1.7
Vessel operating expenses	(53,926)	(55,679)	(3.1)
General and administrative (1)	(9,010)	(9,191)	(2.0)
Adjusted EBITDA from equity-accounted joint ventures (2)	20,796	21,929	(5.2)
Adjusted EBITDA	94,420	91,297	3.4
Depreciation and amortization	36,842	34,834	5.8

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

(2)
We do not have control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in, our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

Revenues and adjusted EBITDA. Revenues and adjusted EBITDA increased for the three months ended March 31, 2019, compared to the same period last year, primarily due to:

•	increases in revenues and vessel operating expenses of $18 million and $6 million, respectively, due to the commencement of the charter contract of the Petrojarl I FPSO unit in May 2018; and

•	an increase in revenues of $12 million from the accelerated amortization of an in-process revenue contract relating to the Piranema Spirit FPSO unit;
partially offset by

•	a decrease in revenues of $21 million due to the Piranema Spirit, Voyageur Spirit and Rio das Ostras FPSO unit operating at reduced charter rates under their respective charter contract extensions.
Additionally, revenues and vessel operating expenses decreased by $7 million and $8 million, respectively, due to an offshore field study associated with the Petrojarl Varg FPSO unit that was substantially completed in the first quarter of 2018.
Depreciation and amortization expense. Depreciation and amortization expense increased for the three months ended March 31, 2019, compared to the same period last year, primarily due to commencement of the charter contract of the Petrojarl I FPSO unit in May 2018.
Shuttle Tanker Segment

As at March 31, 2019, our shuttle tanker fleet consisted of 26 vessels that operate under fixed-rate contracts of affreightment (or CoAs), time charters and bareboat charters, two vessels that were in lay-up, six shuttle tanker newbuildings which are expected to deliver in late-2019 through early-2021, and the HiLoad DP unit, which is currently in lay-up. Of these 35 shuttle tankers, four are owned through 50%-owned subsidiaries and two were chartered-in. The remaining vessels are owned 100% by us. Subsequent to March 31, 2019, we sold the two shuttle tankers that were in lay-up for a total expected gain on sale of approximately $2 million. All of our operating shuttle tankers, with the exception of two shuttle tankers that are currently trading as conventional tankers and the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. The strengthening or weakening of the U.S. Dollar relative to the NOK, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses, as significant components of revenues are earned and vessel operating expenses are incurred in these currencies for our shuttle tankers.
A shuttle tanker is a specialized ship designed to transport crude oil and condensates from offshore oil field installations to onshore terminals and refineries. Shuttle tankers are equipped with sophisticated loading systems and dynamic positioning systems that allow the vessels to load cargo safely and reliably from oil field installations, even in harsh weather conditions. Shuttle tankers were developed in the North Sea as an alternative to pipelines.
The following table presents certain of the shuttle tanker segment’s operating results for the three months ended March 31, 2019 and 2018, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2019 and 2018, to revenues, the most directly comparable GAAP financial measure, for the same period. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for the shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2019	2018	% Change
Revenues	137,337	143,856	(4.5)
Voyage expenses	(21,305)	(26,887)	(20.8)
Net revenues	116,032	116,969	(0.8)
Vessel operating expenses	(32,007)	(40,023)	(20.0)
Time-charter hire expenses	(8,790)	(8,602)	2.2
General and administrative (1)	(4,644)	(5,906)	(21.4)
Adjusted EBITDA attributable to non-controlling interests	(3,254)	(4,190)	(22.3)
Adjusted EBITDA	67,337	58,248	15.6
Depreciation and amortization	35,482	41,362	(14.2)
Write-down of vessels	—	(28,496)	(100.0)
Calendar-Ship-Days
Owned Vessels	2,430	2,633	(7.7)
Chartered-in Vessels	180	173	4.0
Total	2,610	2,806	(7.0)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three months ended March 31, 2019, compared to the same period last year, primarily due to the sales of the Stena Spirit, Navion Scandia and Navion Britannia during 2018. Six shuttle tanker newbuildings have been excluded from calendar-ship-days as these vessels were not yet delivered to us as at March 31, 2019.
Net revenues. Net revenues decreased by $1 million for the three months ended March 31, 2019, compared to the same period last year, primarily due to a decrease of $4 million relating to the redeliveries of the Nordic Spirit and Stena Spirit shuttle tankers during 2018 and the subsequent sale of the Stena Spirit shuttle tanker in August 2018, partially offset by an increase of $3 million due to the Nordic Brasilia and Nordic Rio operating in the conventional tanker market from mid-2018 after their redelivery to us in 2017.
Adjusted EBITDA. Adjusted EBITDA increased for the three months ended March 31, 2019, compared to the same period last year, primarily due to:

•	an increase of $3 million due to a decrease in operating expenses from the sale of three vessels during 2018;

•	an increase of $2 million due to repairs and maintenance expenses incurred following redelivery to us by the charterer of the Nordic Brasilia and Nordic Rio in 2017; and

•	an increase of $2 million due to lower ship management expenses relating to the shuttle tanker operations.
partially offset by

•	the decrease in net revenues of $1 million as described above.
Depreciation and amortization. Depreciation and amortization expense decreased for the three months ended March 31, 2019, compared to the same period last year, primarily due to the sale of three vessels during 2018.

Write down of vessels. Write down of vessels was $28 million for the three months ended March 31, 2018 and includes a $14 million write-down of the Nordic Spirit and a $14 million write-down of the Stena Spirit as a result of their charter contract expiration and redelivery in 2018 resulting in a change in the operating plans for these vessels.
FSO Segment

As at March 31, 2019, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests range from 89% to 100%. Subsequent to March 31, 2019, we sold the Pattani Spirit FSO unit after the completion of its bareboat contract in late-April 2019 for $16 million, resulting in an expected gain on sale of approximately $11 million.

FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in NOK and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the NOK or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents certain of the FSO segment’s operating results for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentages)	2019	2018	% Change
Revenues	34,654	33,397	3.8
Voyage expenses	(205)	(163)	25.8
Vessel operating expenses	(10,131)	(10,815)	(6.3)
General and administrative (1)	(859)	(744)	15.5
Adjusted EBITDA attributable to non-controlling interests	(124)	(210)	(41.0)
Adjusted EBITDA	23,335	21,465	8.7
Depreciation and amortization	10,320	11,641	(11.3)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues and adjusted EBITDA. Revenues and adjusted EBITDA increased for the three months ended March 31, 2019, compared to the same period last year, primarily due to a $1 million provision recorded during the first quarter of 2018 relating to a dispute with the charterer of the Dampier Spirit FSO unit.

UMS Segment
As at March 31, 2019, our UMS fleet consisted of one unit, the Arendal Spirit, in which we own a 100% interest.

The UMS is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes a DP3 keeping system that is capable of operating in deep water and harsh weather. The Arendal Spirit is currently in lay-up.

The following table presents certain of the UMS segment’s operating results for the three months ended March 31, 2019 and 2018:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended March 31,		% Change
	2019	2018
Revenues	1,622	—	100.0
Voyage expenses	(15)	(31)	(51.6)
Vessel operating recoveries (expenses)	1,003	(1,512)	(166.3)
General and administrative (1)	(1,294)	(1,118)	15.7
Adjusted EBITDA	1,316	(2,661)	149.5
Depreciation and amortization	1,653	1,653	—

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues and adjusted EBITDA. Revenues and adjusted EBITDA increased by $2 million and $4 million, respectively, for the three months ended March 31, 2019 compared to the same period last year, primarily due to a $3 million insurance settlement received during the first quarter of 2019 relating to the gangway replacement of the Arendal Spirit in 2016.
Towage Segment

As at March 31, 2019, our towage fleet consisted of ten long-distance towage and offshore installation vessels. Two of the vessels are currently in lay-up. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following table presents certain of our towage segment’s operating results for the three months ended March 31, 2019 and 2018, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2019 and 2018, to revenues, the most directly comparable GAAP financial measure, for the same period:

	Three Months Ended March 31,		% Change
(in thousands of U.S. Dollars, except percentages)	2019	2018
Revenues	21,986	7,611	188.9
Voyage expenses	(10,613)	(4,796)	121.3
Net revenues	11,373	2,815	304.0
Vessel operating expenses	(6,158)	(7,469)	(17.6)
General and administrative (1)	(1,095)	(737)	48.6
Adjusted EBITDA	4,120	(5,391)	176.4
Depreciation and amortization	5,169	4,918	5.1

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net revenues and adjusted EBITDA. Net revenues and adjusted EBITDA increased for the three months ended March 31, 2019, compared to the same period last year, primarily due to:

•	an increase in net revenues of $7 million due to higher utilization of the towage fleet as a result of increased demand in the offshore market; and

•	an increase in net revenues of $1 million due to the delivery of the ALP Keeper in February 2018.
Adjusted EBITDA also increased due to a decrease in vessel operating expenses of $1 million due to lower repair and maintenance expenses as a result of an engine overhaul during the three months ended March 31, 2018.
Conventional Tanker Segment

During the three months ended March 31, 2019, our conventional tanker fleet consisted of two in-chartered conventional tankers, which were redelivered to their owners in March and April 2019, respectively.

The following table presents certain of our conventional tanker segment’s operating results for the three months ended March 31, 2019 and 2018, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2019 and 2018, to revenues, the most directly comparable GAAP financial measure, for the same period:

(in thousands of U.S. Dollars, except percentages)	Three Months Ended March 31,		% Change
	2019	2018
Revenues	4,478	5,017	(10.7)
Voyage expenses	(1,928)	(3,311)	(41.8)
Net revenues	2,550	1,706	49.5
Time-charter hire expenses	(3,663)	(4,125)	(11.2)
General and administrative (1)	(90)	(90)	—
Adjusted EBITDA	(1,203)	(2,509)	(52.1)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues and adjusted EBITDA. Revenues and adjusted EBITDA for the three months ended March 31, 2019 were generally consistent compared to the same period last year.
Other Operating Results
General and administrative. General and administrative expenses were $17 million for the three months ended March 31, 2019, which were generally consistent with the same period last year.
Interest expense. Interest expense increased to $52 million for the three months ended March 31, 2019, compared to $42 million for the same period last year, primarily due to:

•	an increase of $7 million due to the delivery of vessel newbuildings and upgrades in early-2018;

•	an increase of $4 million due to an increase in the weighted-average interest rate on our long-term debt, partially offset by a lower average debt balance; and

•	an increase of $2 million due to the drawdown of the $125 million revolving credit facility provided by Brookfield and Teekay Corporation during the second quarter of 2018.
Realized and unrealized (loss) gain on derivative instruments. Net realized and unrealized (loss) gain on non-designated derivative instruments were ($31) million for the three months ended March 31, 2019, compared to $34 million for the same period last year. These totals are comprised of net losses on interest rate swaps of $32 million for the three months ended March 31, 2019, compared to net gains of $32 million for the three months ended March 31, 2018 and net gains on foreign currency forward contracts of $1 million for the three months ended March 31, 2019, compared to net gains of $2 million for the three months ended March 31, 2018.

During the three months ended March 31, 2019 and 2018, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.5 billion and $1.7 billion, respectively, and average fixed rates of approximately 3.6% and 3.5%, respectively. Short-term variable benchmark interest rates during the three months ended March 31, 2019 and 2018 were generally 2.8% or less and 2.3% or less, respectively, and as such, we incurred realized losses of $3 million and $17 million (which includes a $10 million realized loss relating to the partial settlement of certain interest rate swaps) during the three months ended March 31, 2019 and 2018, respectively, under the interest rate swap agreements. We also recognized a $78 million increase in unrealized losses on interest rate swaps due to a decrease in long-term LIBOR benchmark rates during the three months ended March 31, 2019, compared to an increase during the three months ended March 31, 2018.

During the three months ended March 31, 2019 and 2018, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures in NOK and Euro, which resulted in a realized loss of $1 million and a realized gain of $1 million during the three months ended March 31, 2019 and 2018, respectively.

Please see Item 5 - Critical Accounting Estimates: Valuation of Derivative Instruments in our Annual Report on Form 20-F for the year ended December 31, 2018, which explains how our derivative instruments are valued, including significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized gains and losses on derivative instruments.

Equity income. Equity income was $1 million for the three months ended March 31, 2019, compared to $14 million for the same period last year. The decrease in equity income was primarily due to an increase in the unrealized losses on derivative instruments held by the Itajai and Libra FPSO joint ventures.
Foreign currency exchange loss. Foreign currency exchange loss was $1 million for the three months ended March 31, 2019, compared to $2 million for the same period last year. Our foreign currency exchange loss is due primarily to the relevant period-end revaluation of NOK-denominated monetary assets and liabilities for financial reporting purposes and the net realized and unrealized gains on our cross currency swaps. Gains on NOK-denominated net monetary liabilities reflect a stronger U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated net monetary liabilities reflect a weaker U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. There were realized and unrealized losses of $1 million for the three months ended March 31, 2019 and the three months ended March 31, 2018, on all monetary assets and liabilities.
For the three months ended March 31, 2018, foreign currency exchange loss includes an unrealized foreign exchange loss of $6 million on the revaluation of our NOK-denominated bonds and a net foreign exchange gain of $5 million on our cross currency swaps. In January 2019, we repaid our NOK-denominated bonds and settled the related cross currency swaps.
Other expense - net. Other expense - net was nil for the three months ended March 31, 2019, compared to $3 million for the same period last year. The decrease in other expense was primarily due to the settlement of a claim with Transocean Offshore International Ventures Limited during the three months ended March 31, 2018, relating to a grounding incident involving one of our towage and offshore installations vessels, the ALP Forward, in August 2016.

Income Tax Expense. Income tax expense was $2 million for the three months ended March 31, 2019, compared to $6 million for the same period last year. The decrease in income tax expense was primarily due to an increase in our valuation allowance, during the three months ended March 31, 2018, on certain Norwegian tax assets associated with our shuttle tanker fleet, due to changes in the assumptions for future taxable income.

Non-GAAP Financial Measures

To supplement the condensed consolidated financial statements prepared in accordance with GAAP, we have presented EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. EBITDA and Adjusted EBITDA are intended to provide additional information and should not be considered substitutes for net (loss) income or other measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by our management, and we believe that these supplementary metrics assist investors and other users of our financial reports in comparing our financial and operating performance across reporting periods and with other companies.

EBITDA represents net (loss) income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as our management, in assessing performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments.

Adjusted EBITDA is further adjusted to include our proportionate share of Adjusted EBITDA from our equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the Adjusted EBITDA from our consolidated joint ventures. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our investments in equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated.

The following table reconciles EBITDA and Adjusted EBITDA to net (loss) income for the three months ended March 31, 2019 and 2018:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2019	2018
Net (loss) income	(2,598)	16,060
Depreciation and amortization	89,466	94,304
Interest expense, net of interest income	51,344	40,915
Income tax expense	2,269	5,758
EBITDA	140,481	157,037
Write-down of vessels	—	28,496
Realized and unrealized loss (gain) on derivative instruments	31,390	(34,450)
Equity income	(886)	(13,998)
Foreign currency exchange loss	568	1,943
Other expense - net	354	3,270
Realized (loss) gain on foreign currency forward contracts	(1,175)	620
Adjusted EBITDA from equity-accounted vessels (1)	20,796	21,929
Adjusted EBITDA attributable to non-controlling interests (2)	(3,378)	(4,400)
Adjusted EBITDA	188,150	160,447

(1)
Adjusted EBITDA from equity-accounted vessels, which is a non-GAAP financial measure and should not be considered as an alternative to equity income or any other measure of financial performance presented in accordance with GAAP, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted vessels and is summarized in the table below:

	Three Months Ended March 31,
	2019	2018
Equity income	886	13,998
Depreciation and amortization	8,584	7,363
Interest expense, net of interest income	6,040	760
Income tax expense	152	164
EBITDA	15,662	22,285
Add (subtract) specific income statement items affecting EBITDA:
Realized and unrealized loss (gain) on derivative instruments	5,133	(684)
Foreign currency exchange loss	1	328
Adjusted EBITDA from equity-accounted vessels	20,796	21,929

(2)
Adjusted EBITDA attributable to non-controlling interests, which is a non-GAAP financial measure and should not be considered as an alternative to non-controlling interests in net (loss) income or any other measure of financial performance presented in accordance with GAAP, represents the non-controlling interests' proportionate share of Adjusted EBITDA (as defined above) from our consolidated joint ventures and is summarized in the table below:

	Three Months Ended March 31,
	2019	2018
Net income (loss) attributable to non-controlling interests	285	(7,859)
Depreciation and amortization	2,684	4,564
Interest expense, net of interest income	412	577
EBITDA attributable to non-controlling interest	3,381	(2,718)
Add (subtract) specific income statement items affecting EBITDA:
(Gain) on sale and write-down of vessels	—	7,096
Foreign currency exchange (gain) loss	(3)	22
Adjusted EBITDA attributable to non-controlling interests	3,378	4,400

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with terms between three and ten years. Our near-to-medium term business strategy is primarily to focus on extending contracts and redeploying existing assets on long-term charters, repaying or refinancing scheduled debt obligations and pursuing additional growth projects. Despite weakness experienced in the global energy and capital markets, our operating cash flows prior to changes in non-cash working capital items relating to operating activities have increased, supported by a large and well-diversified portfolio of fee-based contracts, which primarily consist of medium-to-long-term contracts with high quality counterparties. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels.

As at March 31, 2019, our total consolidated cash and cash equivalents were $183 million, compared to $225 million as at December 31, 2018. Our total liquidity, defined as cash, cash equivalents and undrawn long-term borrowings, was $183 million as at March 31, 2019, compared to $225 million as at December 31, 2018.

As at March 31, 2019, we had a working capital deficit of $445 million, compared to a working capital deficit of $488 million at December 31, 2018. Accounts receivable decreased mainly due to the timing of billings and collections. Accrued liabilities decreased mainly due to the timing of interest expense payments. The current portion of long-term debt decreased mainly due to the refinancing of an existing debt facility relating to four of the shuttle tanker newbuilding vessels and the timing of debt repayments during the three months ended March 31, 2019.

Our primary liquidity needs for the next twelve months are to pay existing, committed capital expenditures, to make scheduled repayments of debt, to pay debt service costs, to make quarterly distributions on outstanding preferred units, to pay operating expenses and dry docking expenditures, to fund general working capital requirements, to settle claims and potential claims against us and to manage our working capital deficit. As at March 31, 2019, our total future contractual obligations for vessels and newbuildings, were estimated to be $720 million consisting of $240 million (remainder of 2019), $402 million (2020) and $78 million (2021) related to six shuttle tanker newbuilding vessels. During 2018 we secured a debt facility providing total borrowings of up to $60.5 million for the newbuilding payments, which was fully drawn as at March 31, 2019. In April 2019, we secured a term loan totaling $414 million relating to four of these shuttle tanker newbuildings and expect to repay the 2018 debt facility. We expect to secure long-term financing related to the remaining two shuttle tanker newbuilding vessels during 2019.

Primarily as a result of the working capital deficit and committed capital expenditures, over the one-year period following the issuance of our March 31, 2019 consolidated financial statements, we will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet our liquidity needs and our minimum liquidity requirements under financial covenants in our credit facilities. Additional potential sources of financing include refinancing debt facilities, increasing amounts available under existing debt facilities, entering into new debt facilities (including additional long-term debt financing related to two of the shuttle tanker newbuildings ordered) and extensions and redeployments of existing assets. We are actively pursuing the funding alternatives described above, which we consider probable of completion based on our history of being able to raise and refinance loan facilities. We are in various stages of completion on these matters.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. Certain of our revolving credit facilities, term loans and bonds contain covenants, debt-service coverage ratio (or DSCR) requirements and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; paying dividends or distributions if we are in default or do not meet minimum DSCR requirements; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Obligations under our credit facilities are secured by certain vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. Should we not meet these financial covenants or should we breach other covenants or DSCR requirements and not remedy the breach within an applicable cure period, if any, the lender may accelerate the repayment of the revolving credit facilities and term loans, which would affect our short-term liquidity requirements and which may trigger cross-defaults or accelerations under other credit facilities. DSCR breaches can be remedied with cash cures by placing funds in escrow. We have one revolving credit facility and seven term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 100% to 125%. Such requirements are assessed either on a semi-annual or annual basis, with reference to vessel valuations generally compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request us either to prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at our option. As at March 31, 2019, these ratios were estimated to range from 123% to 471% and we were in compliance with the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towage and offshore installation, UMS or FPSO markets could negatively affect these ratios. As at March 31, 2019, we and our affiliates were in compliance with all covenants relating to the credit facilities and consolidated long-term debt.

The passage of climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Three months ended March 31,
	2019	2018
Net cash flow from operating activities	98,562	29,227
Net cash flow (used for) from financing activities	(74,988)	81,450
Net cash flow used for investing activities	(68,014)	(119,265)

Operating Cash Flows

Net cash flow from operating activities increased to $99 million for the three months ended March 31, 2019, compared to $29 million for the same period last year, primarily due to changes in non-cash working capital items which contributed $6 million for the three months ended March 31, 2019, compared to the use of $39 million for the three months ended March 31, 2018. The increase in non-cash working capital items for the three months ended March 31, 2019, compared to the same period last year is primarily due to the timing of payments made to vendors and settlements of intercompany balances with related parties, partially offset by the timing of payments received from customers.

Net cash flow from operating activities also increased for the three months ended March 31, 2019, compared to the same period last year due to:

•	the commencement of the Petrojarl I FPSO unit charter contract in May 2018;

•	higher utilization of our towage fleet as a result of increased demand in the offshore market;

•
the redelivery of two shuttle tankers as they completed their bareboat charter contracts in 2017 and subsequent repairs, maintenance and operating expenses on these vessels during the three months ended March 31, 2018 for trading in the conventional tanker market from mid-2018; and

•	an insurance settlement received during the three months ended March 31, 2019, relating to the gangway replacement of the Arendal Spirit UMS in 2016.
partially offset by

•	three FPSO units operating at reduced charter rates under their respective charter contract extensions during the three months ended March 31, 2019; and

•	an increase in interest paid on long-term debt facilities, net of a decrease in realized losses on interest rate swaps.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows

We use our revolving credit facilities to finance capital expenditures and for general corporate purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $40 million for the three months ended March 31, 2019, and $110 million for the same period last year.

Net proceeds from the issuance of long-term debt for the three months ended March 31, 2019 related to the drawdown of an existing debt facility. These proceeds were used primarily to fund installment payments on the shuttle tanker newbuilding vessels.

Net proceeds from the issuance of long-term debt for the three months ended March 31, 2018 mainly related to the refinancing of one debt facility and one revolving debt facility and the drawdown of two existing debt facilities. These proceeds were used primarily to fund the final installment payment on the Dorset Spirit shuttle tanker newbuilding constructed for the East Coast of Canada contract, the final installment payment on the ALP Keeper towage and offshore installation vessel and to fund working capital requirements.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $104 million for the three months ended March 31, 2019, compared to $135 million for the same period last year. The decrease in repayments is mainly due to a higher repayment associated with the maturity of one revolving debt facility during the three months ended March 31, 2018 compared to repayments associated with the maturity of our NOK-denominated bonds and one debt facility during the three months ended March 31, 2019.

In January 2018, we issued 5 million 8.875% Series E Preferred Units in a public offering for net proceeds of $116 million. We used the net proceeds from the public offering for general corporate purposes, which included funding installment payments on newbuildings and upgrade projects and debt repayments.

Cash distributions paid to our common and preferred unitholders and our general partner were $8 million and $10 million for the three months ended March 31, 2019 and 2018, respectively. The decrease in cash distributions paid was due to a decrease in the quarterly distribution paid on our common units effective for the first quarter of 2019 to nil per common unit compared to $0.01 per common unit paid during the first quarter of 2018, partially offset by an increase in distributions due to the issuance of the Series E Preferred Units during the first quarter of 2018.

Investing Cash Flows

During the three months ended March 31, 2019, net cash flow used for investing activities was $68 million, which related to installment payments on the shuttle tanker newbuilding vessels.

During the three months ended March 31, 2018, net cash flow used for investing activities was $119 million, primarily relating to $146 million of payments for vessels and equipment (including upgrade costs on the Petrojarl I FPSO unit and final installment payments on a newbuilding towage and offshore installation vessel and the final East Coast of Canada newbuilding shuttle tanker), partially offset by $25 million of net cash balances acquired as part of the January 2018 acquisition of management companies from Teekay Corporation and scheduled lease payments of $1 million received from leasing our direct financing lease assets.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2019:

		Balance
		of					Beyond
	Total	2019	2020	2021	2022	2023	2023
	(in millions of U.S. Dollars)
Bond repayments(1)	1,025	75	—	—	250	700	—
Secured debt - scheduled repayments(1)	1,568	272	342	313	221	117	303
Secured debt - repayments on maturity(1)	489	63	40	19	150	158	59
Unsecured revolving credit facility - due to related parties(2)	125	125	—	—	—	—	—
Chartered-in vessels (operating leases)	27	25	2	—	—	—	—
Newbuilding committed costs(3)	720	240	402	78	—	—	—
Total contractual obligations	3,954	800	786	410	621	975	362

(1)
Excludes expected interest payments of $127 million (remainder of 2019), $152 million (2020), $135 million (2021), $104 million (2022), $39 million (2023) and $28 million (beyond 2023). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR as at March 31, 2019 plus margins which ranged between 0.90% and 4.30% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)
Consists of the repayment of the unsecured revolving credit facility provided by Brookfield and Teekay Corporation. Excludes expected interest payments of $6 million (remainder of 2019). The expected interest payments on the revolving credit facility are based on LIBOR as at March 31, 2019, plus a margin of 7.00% per annum, which is payable monthly (please refer to Item 1 - Financial Statements: Note 8e).

(3)	Consists of the estimated remaining payments for the acquisition of six shuttle tanker newbuildings. Please refer to Item 1 – Financial Statements: Note 11e – Commitments and Contingencies.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2018 and Part 1, Item 1 - Financial Statements: Note 2 - Accounting Pronouncements in this Report on Form 6-K for the three months ended March 31, 2019.
Goodwill

At March 31, 2019, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at March 31, 2019, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are described in our Annual Report on Form 20-F for the year ended December 31, 2018.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects, business strategy and other plans and objectives for future operations;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•
our liquidity needs and meeting our going concern requirements, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next one-year period;

•
our ability to refinance existing debt obligations, to raise additional debt (including long-term debt financing for two of our shuttle tanker newbuilding vessels), to fund capital expenditures, and negotiate extensions or redeployments of existing assets;

•	our ability to leverage to our advantage the expertise, relationships and reputation of Teekay Corporation and Brookfield to pursue long-term growth opportunities;

•
the outcome and cost of claims and potential claims against us, including claims and potential claims by COSCO (Nantong) Shipyard (or COSCO) relating to Logitel Offshore Rig II Pte Ltd. and Logitel Offshore Pte. Ltd (or Logitel) and cancellation of Units for Maintenance and Safety (or UMS) newbuildings, by Damen Shipyard Group’s DSR Schiedam Shipyard (or Damen) relating to the Petrojarl I FPSO unit upgrade, by Sembcorp Marine Ltd. (or Sembcorp) Shipyard related to the Randgrid FSO unit conversion and by Royal Dutch Shell Plc (or Shell) associated with the Petrojarl Knarr FPSO unit;

•
our continued ability to enter into fixed-rate time charters and FPSO contracts with customers, including the effect of lower oil prices to motivate charterers to use existing FPSO units on new projects;

•	the expected lifespan and estimated sales price or scrap value of our vessels;

•	acquisitions from third parties and obtaining offshore projects, that we bid on or may be awarded;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings and acquisitions, including the shuttle tanker newbuildings;

•	expected redelivery dates of in-chartered vessels;

•	the expected employment of the newbuilding shuttle tankers under our existing master agreement with Equinor and the expected required capacity in our CoA fleet in the North Sea;

•	expected employment and trading of older shuttle tankers;

•	the expectations as to the chartering of unchartered vessels;

•	our entering into joint ventures or partnerships with companies;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter contracts;

•	timing of settlement of amounts due to and from affiliates;

•	the future valuation of goodwill and potential impairment;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Krone and Brazilian Real;

•	the passage of climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate; and

•	our ability to make cash distributions on our units or any increases in quarterly distributions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel recycling; changes in trading patterns; our potential inability to retain or replace certain executives or key members of our management team; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, vessel delivery delays; potential charter extensions of in-chartered vessels; failure to obtain required approvals by the the board of our general partner to acquire other vessels or offshore projects; our potential inability to fund our liquidity needs for the upcoming one-year period, to raise financing to refinance debt maturities, fund existing projects (including long-term debt financing for two of our shuttle tanker newbuilding vessels) or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partners and required by any financing agreements; changes in our distribution policy; the outcome of discussions or legal action with third parties relating to existing or potential claims; our exposure to interest rate and currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
MARCH 31, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies: Parts a), b), c), and d) for a description of certain potential claims and claims made against us.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor included below and the risk factors discussed in Part I, Item 3 - Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2018, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
As a Marshall Islands partnership with the headquarters of our general partner located in Bermuda, and with several of our subsidiaries being Marshall Islands entities, our operations may be subject to economic substance requirements of the European Union, which could harm our business.
Finance ministers of the European Union (or EU) rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Various countries, including the Republic of the Marshall Islands and Bermuda, are currently on the blacklist.
EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist.
We are a Marshall Islands partnership with the headquarters of our general partner in Bermuda. Several of our subsidiaries are Marshall Islands entities. It is difficult to determine how the EU blacklisting of these jurisdictions will affect our business. These jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. We understand that recently-adopted Bermudian legislation requires each Bermudian-registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity may comply with the economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full-time employees in Bermuda with suitable qualifications, and (v) it incurs adequate operating expenditures in Bermuda in relation to the relevant activity. We do not know what actions the Marshall Islands may take, if any, to remove itself from the list; whether the EU will remove the Marshall Islands or Bermuda from the list; how quickly the EU would react to any changes in legislation of the Marshall Islands or Bermuda; or how EU banks or other counterparties will react while our general partner, we or any of our subsidiaries remain as entities organized and existing or registered under the laws of blacklisted countries. The effect of the EU blacklist, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial condition and operating results.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-216624) FILED WITH THE SEC ON MARCH 10, 2017

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

•	REGISTRATION STATEMENT ON FORM F-3/A (NO. 333-221745) FILED WITH THE SEC ON JANUARY 4, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: April 30, 2019	By:	/s/ Edith Robinson
Edith Robinson Secretary